PROCAP FINANCIAL, INC.

600 Lexington Avenue, Floor 2

New York, NY 10022

VIA EDGAR

September 18, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

Washington, D.C. 20549

Attn: Sonia Bednarowski

Irene Paik

Re:	ProCap Financial, Inc. Amendment No. 1 to Draft Registration Statement on Form S-4 Submitted August 28, 2025

CIK No. 0002076163

Dear Staff:

On behalf of ProCap Financial, Inc. (the “Company,” “we,” “our” or “us”), we are writing to submit the Company’s response to the comment letter received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated September 11, 2025 (the “Comment Letter”), regarding Amendment No. 1 to the Company’s Draft Registration Statement on Form S-4 confidentially submitted to the Commission on August 28, 2025 (CIK No. 0002076163) (the “Draft Registration Statement”). Concurrently with the transmission of this letter, we are publicly filing the Company's Registration Statement on Form S-4 (“Registration Statement”) with the Commission through EDGAR, which includes changes intended to respond to certain comments included in the Comment Letter.

For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed each comment with the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus

The Business Combination

Ancillary Documents

Convertible Note Subscription Agreements, page 40

1.	We note your revised disclosure in response to prior comment 13 that Pubco expects that 100% of the collateral will be held in Bitcoin. Please revise to disclose the percentage of Pubco's Bitcoin holdings that will be used as collateral for the Convertible Notes. In addition, your disclosure that Pubco expects that 100% of the collateral for the Convertible Notes will be held in Bitcoin appears to be inconsistent with your disclosure on page 117 that "[t]he Convertible Notes will be secured by a substantial portion of Pubco’s assets, including cash, cash equivalents and certain Bitcoin assets." Please revise for clarity and consistency. In addition, please file the Indenture and Collateral Agreement as exhibits to the registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 40, 121, 188, 219, 225 and 245 of the Registration Statement. The Company has filed with the Registration Statement the forms of Indenture and Collateral Agreement as Exhibits 4.6 and 10.21, respectively.

Risks Factors

Risks Related to the Business and Bitcoin Treasury Strategy of Pubco

Bitcoin and other digital assets are novel assets, page 73

2.	Refer to your response to prior comment 21. Please revise this risk factor to update your disclosure regarding the litigation with Binance and Coinbase.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Registration Statement.

Risks Related to Being a Public Company

The Pubco Charter will designate the Court of Chancery of the State of Delaware, page 91

3.	We note your revised disclosure on pages 91 and 92 in response to prior comment 20. Please revise your risk factor to clarify that PubCo's exclusive forum provision does not apply to a complaint asserting a cause of action arising under the Exchange Act or the rules and regulations promulgated thereunder.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 95 of the Registration Statement.

Extraordinary General Meeting of CCCM Shareholders

Proposal 3: The Business Combination Proposal

Background of the Business Combination, page 143

4.	Refer to your response to prior comment 26. Please disclose the negotiations that led to the adoption of the First Amendment to the Business Combination Agreement on July 28, 2025 that provides that 15% of the Adjustment Shares, which were originally to be delivered to the holder of the ProCap Common Units, be reallocated to non- redeeming Public Shareholders of CCCM so that investors understand which party suggested the amendment and the reasons for the amendment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 153 of the Registration Statement.

Proposal 5: The Organizational Documents Proposal

Required Vote and Recommendation of the CCCM Board, page 189

5.	We note your response to prior comment 33 that you revised the disclosure on page 189 to include the full text of each of the separate proposals constituting the Organization Documents Proposal, but the full text of the resolution continues to provide a single vote instead of separate votes for each material change to the Organizational Documents. Please revise to provide separate votes for Proposals 5(A), 5(B), and 5(C).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 194 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2025, page 222

6.	We note your response to prior comment 16 and the disclosure in Adjustment A of a $70.2 million fair value of the embedded derivative for the conversion option. Please address the following:

●	Revise your footnote disclosure to indicate how you valued the embedded derivative for the conversion option.

●	Revise Adjustment A on your pro forma balance sheet to reflect this derivative and associated debt discount as it appears that only the original issuance discount of $7.05 million is reflected. Otherwise tell us how you reflected the embedded derivative in your pro forma balance sheet.

●	Revise Adjustment BB to include amortization of the debt discount associated with the embedded derivative as well as that associated with the original issuance discount and the deferred debt issuance costs.

●	As you have determined that the embedded derivative should be bifurcated from the host contract, revise your risk factor at the bottom of page 118 to remove the indication that you "may be required to separately account for the liability and equity components of the Convertible Notes."

Response: In response to the Staff’s comment, the Company has revised the disclosure in the following manner:

●	The method used to value the embedded derivative was added to the disclosure on page 227 of the Registration Statement for Adjustment A

●	Adjustment A was revised on page 222 of the Registration Statement in the pro forma balance sheet to present the embedded derivative liability with the offsetting entry recorded to the note discount.

●	Adjustment BB was revised on page 223 of the Registration Statement to include the amortization of the derivative liability.

●	The risk factor on page 122 of the Registration Statement was revised accordingly.

Information Related to ProCap

Media Products, page 244

7.	We note your revised disclosure in response to prior comment 36. Please tell us, with a view towards revised disclosure, why the launch of your media products will not generate any upfront cost or result in the use of capital. In addition, please revise to disclose your plans related to your podcasts, YouTube Channel, social media accounts and Substack newsletters, including how often you plan to record and release your podcasts and how often you plan to release and/or publish new material on your YouTube Channel, social media accounts and Substack newsletter, the costs associated with creating content for your media products, and the sources of capital to do so. In addition, we note that you have entered into non-exclusive agreements to advertise certain Bitcoin-related products and services of third parties on your podcasts, podcasts broadcast on your Youtube channel, and on your X account. Please revise to disclose the material terms of these agreements, including fee arrangements, typical terms of the agreements and your obligations related to these agreements so that investors understand how you intend to earn advertising revenue on your media products.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 249-250 of the Registration Statement.

Bitcoin Treasury Strategy, page 245

8.	We note your revised disclosure on page 246 in response to prior comment 42. Please revise to disclose the material terms of your agreement with AI, Ltd. so that investors understand how AI, Ltd. facilitates your Bitcoin purchases.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 251 of the Registration Statement.

Custody of ProCap's Bitcoin, page 251

9.	We note your revised disclosure in response to prior comment 44. Please revise to provide quantitative disclosure regarding the insurance coverage of your custodied assets pursuant to your Custody Agreement with Anchorage.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 257 of the Registration Statement.

Financial Statements of ProCap BTC, LLC

Notes to Financial Statements

Note 3. Summary of Significant Accounting Policies

Digital assets, page F-31

10.	We acknowledge your revised disclosure in response to prior comment 46. Please tell us why purchases of Bitcoin for cash are initially recorded at fair value instead of acquisition price plus transaction costs consistent with the guidance in ASC 350-30- 30-1 and ASC 805-50-30-1. Otherwise, revise your disclosure to differentiate between the initial measurement for digital assets purchased for cash and those received in exchange for other assets or equity contributions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-31 of the Registration Statement.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Katherine E. Geddes, Esq. of Reed Smith LLP at kgeddes@reedsmith.com or by telephone at (469) 680-4249.

Sincerely,

/s/ Anthony Pompliano
Anthony Pompliano Chief Executive Officer

cc:

Ellenoff Grossman & Schole LLP

Columbus Circle Capital Corp I

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